Filed Pursuant to Rule 433
Registration Statement No. 333-177252
October 12, 2011

October 12, 2011

Kohl’s Corporation

Final Term Sheet

4.000% Notes due 2021

Issuer:	Kohl’s Corporation

Security:	4.000% Notes due 2021

Size:	$650,000,000

Trade Date:	October 12, 2011

Settlement Date:	October 17, 2011

Interest Payment Dates:	May 1 and November 1 of each year, beginning May 1, 2012

Maturity Date:	November 1, 2021

Coupon (Interest Rate):	4.000%

Price to Public:	99.451%

Yield to Maturity:	4.067%

Spread to Benchmark Treasury:	+ 183 bps

Benchmark Treasury:	UST 2.125% due August 15, 2021

Benchmark Treasury Price and Yield:	99-00+; 2.237%

Make-Whole Call:	Prior to August 1, 2021, T+30 bps

Par Call:	On or after August 1, 2021

Expected Ratings:*	Moody’s: Baa1 S&P: BBB+

CUSIP/ISIN:	500255 AR5/US500255AR59

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:

U.S. Bancorp Investments, Inc.

J.P. Morgan Securities LLC

UBS Securities LLC

Goldman, Sachs & Co.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Southcoast, Inc.

Comerica Securities, Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Mitsubishi UFJ Securities (USA), Inc.

TD Securities (USA) LLC

The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold these notes. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649 or Wells Fargo Securities, LLC at 1-800-326-5897.

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